Exhibit 99.2

News release…

Date: 10 October 2003
Ref: PR321g

Rio Tinto completes the sale of Kaltim Prima Coal

Rio Tinto has announced the completion of the sale of its 50 per cent interest in Kaltim Prima Coal, Indonesia to PT Bumi Resources.

The transaction was announced on 21 July 2003.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
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